Exhibit 99.1

MBody AI Corp, Inc.

Index to Financial Statements

200 Spectrum Center
Drive, Suite 1300 Irvine,
CA 92618
(714) 234-5980
www.bcrgcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MBody AI Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of MBody AI Corp. (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2025 and for the period from October 7, 2024 (date of formation) to December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from October 7, 2024 (date of formation) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Revenue Recognition for Sales-Type Leases

The Company accounts for certain customer arrangements as sales-type leases under ASC 842, resulting in the recognition of net investment in lease arrangements and upfront recognition of selling profit upon commencement of the arrangements. As of December 31, 2025, the Company recognized significant balances related to net investment in sales-type leases and related sales-type lease revenue. Auditing management’s accounting for these arrangements involved especially challenging and subjective auditor judgment due to the complexity of evaluating lease classification under ASC 842, including assessment of whether the arrangements met the criteria for sales-type lease accounting, determination of the present value of future contractual payments, and evaluation of the timing and amount of revenue recognized at commencement.

The principal considerations for our determination that auditing revenue recognition related to the sales-type leases was a critical audit matter included the significant judgment involved in evaluating management’s application of ASC 842 to the arrangements, the assumptions utilized in determining the present value of future payments, and the assessment of the related accounting treatment and disclosures.

Our audit procedures related to this matter included, among others:

●	Obtaining an understanding of management’s process for evaluating the sales-type leases under ASC 842;

●	Inspecting a sample of executed customer agreements and evaluating lease classification conclusions;

●	Testing management’s calculation of net investment in lease arrangements, including recalculation of the present value of future contractual payments;

●	Evaluating the recognition of selling profit and related finance income;

●	Assessing the reasonableness of significant assumptions utilized by management; and

●	Evaluating the adequacy of related financial statement disclosures.

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

We have served as the Company’s auditor since 2025.

Irvine, CA

June 24, 2026

MBody AI Corp, Inc.

Balance Sheets

		December 31,	December 31,
	Note	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	2	$799,468	$94,333
Inventories, net	5	-	75,934
Loan to related party	11	16,000	-
Net investment in sales-type leases – current	4	824,841	-
Other current assets		-	14,673
Total current assets		1,640,309	184,940

Non-current Assets:
Net investment in sales-type leases – non-current	4	1,260,334	-
Property, plant and equipment, net	6	545,985	-
Total non-current assets		1,806,319	-
Total assets		$3,446,628	$184,940

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade payables		139,046	-
Accrued expenses		259,571	290
Loans payable to shareholders and related parties	7	416,000	183,202
Total current liabilities		814,617	183,492

Non-current Liabilities:
Deferred tax liability	8	43,626	-
Total non-current liabilities		43,626	-

Total liabilities		858,243	183,492

Commitments and contingencies

Stockholders’ equity
Common Stock - $0.00001 par value; 200,000,000 authorized shares; 153,366,667 shares and 35,900,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	9	1,534	359
Additional paid-in-capital	9	2,077,911	-
Accumulated retained earnings	9	508,940	1,089
Total stockholders’ equity		2,588,385	1,448

Total liabilities and stockholders’ equity		$3,446,628	$184,940

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.

Statements of Operations

			From
			October 7, 2024
		Year Ended	(Date of formation) to
		December 31,	December 31,
	Note	2025	2024

Net Revenue
Sales-type lease revenue	4	$2,209,792	$-
Product sales	3	73,655	47,940
Services	3	51,474	-
Total net revenue		2,334,921	47,940

Cost of Revenue
Cost of revenue		1,046,065	45,450
Total cost of sales		1,046,065	45,450

Gross profit		1,288,856	2,490

Operating expenses:
Selling, general and administrative expenses		721,459	1,111
Depreciation	6	69,097	-
Total operating expenses		790,556	1,111
Operating income (loss)		498,300	1,379
Other income (expense):
Interest income on net investment in sales-type leases	4	65,542	-
Other interest income		19	-
Interest expense		(12,384)	-
Total other income (expense), net		53,177	-

Income before income tax provision		551,477	1,379

Income tax provision	8	43,626	290

Net income		$507,851	$1,089
Earnings Per Share:
Net income (loss) per common share - basic and diluted	10	$0.0034	$0.0000
Weighted average number of common shares	10	150,346,911	35,900,000

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.

Statement of Stockholders’ Equity

				Additional	Retained
		Common Stock		Paid-in	Earnings	Total
	Note	# of Shares	Amount	Capital	(Deficit)	Equity

Balance – October 7, 2024 (date of formation)		$-	$-	$-	$-	$-
Shares issued at formation	9	35,900,000	359	-	-	359
Net income		-	-	-	1,089	1,089

Balance – December 31, 2024		35,900,000	359	-	1,089	1,448

Shares issued for cash	9	117,466,667	1,175	2,077,911	-	2,079,086
Net income		-	-	-	507,851	507,851

Balance – December 31, 2025		153,366,667	$1,534	$2,077,911	$508,940	$2,588,385

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.

Statements of Cash Flows

			From
			October 7, 2024
		Year Ended	(Date of formation) to
		December 31,	December 31,
	Note	2025	2024

Cash flows from operating activities:
Net income		$507,851	$1,089
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	6	69,097	-
Deferred income tax expense	8	43,626	-
Sales-type lease selling profit recognized at commencement	4	(1,163,727)	-
Standard-cost variance disposition (non-cash)		(46,395)
Interest income on net investment in sales-type leases	4	(65,542)	-
Cash paid for inventory for sales-type lease equipment	5	(617,000)	-
Changes in assets and liabilities:
Decrease in inventories	5	75,934	(75,934)
Decrease in vendor deposits		14,673	(14,673)
Cash collected on sales-type lease receivables	4	190,159	-
Increase in accrued liabilities and other payables		398,327	290
Net cash used in operating activities		(592,997)	(89,228)

Cash flows from investing activities:
Purchase of property and equipment	6	(599,582)	-
Purchase of vehicles	6	(15,500)	-
Loan advanced to related party	11	(16,000)	-
Cash returned by procurement agent	6	17,330	-
Net cash used in investing activities		(613,752)	-

Cash flows from financing activities:
Proceeds from issuance of common stock	9	2,079,086	359
Net repayments to shareholders/related parties	7	(167,202)	183,202
Net cash provided by financing activities		1,911,884	183,561

Net increase in cash and cash equivalents		705,135	94,333

Cash and cash equivalents, beginning of period		94,333	-

Cash and cash equivalents, end of period		$799,468	$94,333

Supplemental disclosures of cash flow information
Cash paid during the periods for:
Interest		$-	$-
Income taxes		$-	$-

The accompanying footnotes are an integral part of these financial statements.

MBody AI Corp, Inc.

Notes to Financial Statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MBody AI Corp. (the “Company”) is a corporation organized under the laws of the State of Nevada on October 7, 2024. The Company’s functional and reporting currency is the U.S. dollar. The Company’s legal headquarters and principal place of business is 9205 West Russell Road, Building 3, Suite 240, Las Vegas, NV 89148.

These financial statements are presented on a single-entity basis and the term “consolidated” is not used. In anticipation of the proposed merger with Check-Cap Ltd., pro-form combined financial information will be presented separately under Article 11 of SEC Regulation S-X as part of the relevant SEC filings; that pro-forma information is not included in these financial statements.

The Company is a Nevada-based artificial intelligence technology company that designs, integrates, and manages AI-enabled robotic and software systems for large commercial environments such as hotels, casinos, convention centers, and other high-traffic facilities. The Company’s core business model combines artificial intelligence software, robotic automation, and data analytics to deliver an operational efficiency solution to clients in the hospitality, property management, and commercial cleaning industries.

Historically, the Company operated under a hardware leasing model, purchasing robotic equipment from suppliers and deploying them at customer sites under multi-year customer subscription agreements. Beginning in 2025, the Company commenced a strategic transition toward a software-as-a-service (SaaS) and AI-platform subscription model, emphasizing recurring, high-margin software revenues over hardware ownership. Under this evolving model, MBody AI provides customers with continuous access to its proprietary software platform and AI-driven analytics suite that powers, monitors, and optimizes robotic systems deployed at customer sites.

The Company’s historical customer subscription arrangements are accounted for as sales-type leases under ASC 842; the related net investment and income are presented in these financial statements using lease terminology.

MBody AI operates primarily in the United States but maintains supplier relationships internationally for the sourcing of robotic hardware. The Company’s customers are primarily large-scale hospitality groups and other enterprise clients pursuing technology-driven operational automation.

On September 12, 2025, the Company entered into an Agreement and Plan of Merger with Check-Cap Ltd. (“Check-Cap”), a public company organized under the laws of Israel and listed on the Nasdaq Capital Market under ticker symbol “MBAI” (rebranded by Check-Cap in advance of the merger), pursuant to which the Company will become a wholly owned subsidiary of Check-Cap. For accounting purposes, the Company is the accounting acquirer in the merger. Check-Cap shareholders approved the merger in November 2025. The transaction had not been consummated as of December 31, 2025 or as of the date these financial statements were available to be issued; the merger remains subject to satisfaction of the remaining closing conditions and closing is expected to occur in the second half of 2026. The Company therefore remains a private company through the date these financial statements were available to be issued and these financial statements have been prepared on a stand-alone (single-entity) basis under U.S. GAAP applicable to a private company.

MBody AI Corp, Inc.

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The Company has no subsidiaries at December 31, 2025 or December 31, 2024; accordingly, the financial statements are presented on a single-entity basis and consolidation procedures under ASC 810 are not applicable.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include, but are not limited to, the discount rate used in measuring net investment in sales-type leases in accordance with U.S. GAAP, the determination of the residual value of contracted equipment, the estimated useful lives of property and equipment, the realizability of deferred tax assets, the fair value of equity instruments issued for services, and contingencies. Actual results could differ from those estimates.

Segment Reporting

In accordance with the segment reporting standard, operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer. The CODM reviews financial performance and makes resource allocation decisions on the basis of consolidated entity-level results, and does not regularly receive disaggregated financial information for separate operating components. Accordingly, the Company has determined that it operates as a single operating and reportable segment. This conclusion is consistent with the audited financial statements for the six months ended June 30, 2025.

Major Customers

For the year ended December 31, 2025, revenues from one external customer represented approximately 94% of the Company’s total revenues (approximately $2.2 million). All of these revenues are included in the Company’s single reportable segment.

Because the Company has only one reportable segment, segment-level disclosures otherwise required by the segment reporting standard, including the additional disaggregated segment expense disclosures introduced by ASU 2023-07 (effective for fiscal years beginning after December 15, 2023), are not separately presented; entity-wide financial information presented in the face statements and the related notes constitutes the complete segment disclosure.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash balances are maintained in deposit accounts at major U.S. financial institutions and at times exceed amounts insured by the Federal Deposit Insurance Corporation.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable, when present, are recorded at the invoiced amount and are not interest-bearing. The Company’s net investment in sales-type leases are within the scope of ASC 326 (Financial Instruments — Credit Losses, Measured at Amortized Cost). The Company’s customers are predominantly large enterprise hospitality customers with strong credit profiles. Based on management’s evaluation of (i) the credit standing of each lessee, (ii) the absence of any historical loss experience or contractual default since the Company’s inception, and (iii) current and reasonably supportable forecasts of macroeconomic conditions, the Company concluded that expected credit losses on its trade and sales-type leases were not material. Accordingly, no allowance for credit losses was recorded as of December 31, 2025 or December 31, 2024. This conclusion is consistent with the audited financial statements for the six months ended June 30, 2025.

Inventories

Inventories consist primarily of robotic hardware purchased from third-party suppliers for deployment under customer contracts. Inventory is stated at the lower of cost or net realizable value using the weighted-average cost method which approximates actual cost, in accordance with U.S. GAAP for inventories. Cost includes purchase price, freight, and any other costs directly attributable to acquisition. As of December 31, 2025, the Company had no inventory on hand because all robotic units classified as inventory at December 31, 2024 had been deployed under sales-type leases during the year and derecognized at contract commencement.

MBody AI Corp, Inc.

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to five years, in accordance with ASC 360. The Company capitalizes purchases greater than $2,500 and expenses lower-cost items as incurred. Routine repairs and maintenance are charged to operations as incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the accounts and any resulting gain or loss is reflected in operations. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with ASC 360. The capitalization threshold and useful-life ranges are consistent with the policy disclosed in the audited financial statements for the six months ended June 30, 2025.

Sales-Type Leases

The Company deploys robotic equipment to customers under multi-year sales-type leases. At inception of each contract the Company assesses classification on a contract-by-contract basis in accordance with U.S. GAAP, applying the criteria for classification as a sales-type, direct financing, or operating leases. Subsequent interest income is recognized using the effective interest method to produce a constant periodic rate of return on the remaining net investment, in accordance with ASC 842.

Allocation of consideration in the contract. Under U.S. GAAP, the Company allocates the consideration in each contract between the lease component(s) and any non-lease component(s) on a relative standalone selling price basis in accordance with the revenue standard.

FY2025 conclusion on bundled contracts

The customer agreements entered into during the year ended December 31, 2025 bundle access to robotic equipment with software, AI analytics, monitoring, and deployment activities into a single monthly payment. Management has concluded that the software, AI, and monitoring elements are not separately identifiable from the underlying equipment contract under the revenue standard (highly interdependent and highly interrelated, with the entity providing a significant integration service), and that deployment activities are performed to fulfill the contract and do not transfer a separate good or service to the lessee under ASC 842. Accordingly, no separate non-lease components were identified for the FY2025 contracts, and the entire consideration in each contract is treated as lease consideration under ASC 842. Consumables were not bundled into the FY2025 contracts.

Revenue Recognition

The Company recognizes revenue in accordance with U.S. GAAP for revenue from contracts with customers, for revenue arising from the sale of products and provision of services that are within the scope of the revenue standard. Revenue from sales-type leases is recognized in accordance with ASC 842 as described above and is presented separately on the statements of operations.

Cost of Revenue

Cost of revenue includes the carrying amount of robotic equipment derecognized at contract commencement, the cost of purchased robotic hardware, freight, installation, direct labor related to the fulfillment of customer contracts, third-party warranty and installation costs, and other directly attributable costs. The cost of equipment associated with sales-type leases is recognized in cost of revenue concurrently with recognition of selling profit at contract commencement.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with U.S. GAAP for stock compensation. Awards granted to employees and non-employees in exchange for services are measured at the grant-date fair value of the equity instruments issued. Compensation expense is recognized over the requisite service period (or, for non-employees, over the period during which goods are transferred or services are rendered).

MBody AI Corp, Inc.

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets to the extent that, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized, in accordance with ASC 740.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company evaluates uncertain tax positions in accordance with ASC 740, recognizing tax positions only when they are more likely than not to be sustained on examination by the relevant taxing authorities.

Fair Value of Financial Instruments

The Company follows the fair value measurement standard for fair-value measurement and disclosure. The carrying amounts of cash and cash equivalents, accounts payable, accrued expenses, and loans from shareholders and related parties approximate fair value due to their short-term nature or because they bear market rates of interest. The Company’s net investment in sales-type leases is measured at amortized cost using the effective interest method; the carrying amount approximates fair value because the rates implicit in the contracts were established at contract commencement based on then-prevailing market conditions.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit and net investment in sales-type leases. The Company places its cash with high-credit-quality financial institutions; cash balances at times exceed federally insured limits but management does not believe the Company is exposed to significant credit risk on those balances.

With respect to its sales-type lease portfolio, the Company is exposed to the credit risk of its lessees. The Company’s customers are primarily large-scale hospitality groups.

3. REVENUE RECOGNITION

Revenue from within the scope of U.S. GAAP for revenue from contracts with customers, is recognized when the Company transfers control of promised goods or services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the five-step model in the revenue standard: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations on a relative standalone selling price basis; and (5) recognize revenue when (or as) the Company satisfies each performance obligation. Revenue from sales-type leases is recognized and is presented separately on the statements of operations.

Revenue Streams and Performance Obligations

The Company’s revenue streams comprise the following categories, each corresponding to one or more distinct performance obligations under the revenue standard, plus legacy sales-type leases:

Services — Includes integration services, customization of AI models, data insights, and advanced analytics modules. Revenue is recognized either over time, for ongoing service subscriptions where the customer simultaneously receives and consumes benefits, or at a point in time, for project-based integrations where control transfers upon completion, depending on the specific contract terms.

MBody AI Corp, Inc.

Notes to Financial Statements

3. REVENUE RECOGNITION (continued)

Product sales — Arises from the delivery of robotic equipment sourced from third-party vendors that serve as the physical platform for MBody AI’s software. Revenue is recognized at a point in time, typically upon delivery of the hardware to the customer location, when control passes and the customer assumes risk of loss.

Legacy Sales-Type Lease Revenue — Beginning in 2025, the Company entered into multi-year sales-type leases (containing sales-type lease components) covering robotic equipment placed at customer sites. These contracts pre-date and run alongside the new SaaS framework. Selling profit is recognized at contract commencement and interest income is recognized over the contract term using the effective interest method.

Transaction Price and Variable Consideration

The transaction price for contracts with customers includes fixed consideration as specified in the contract. The Company’s contracts do not generally include significant variable consideration, financing components, non-cash consideration, or consideration payable to the customer.

Contract Balances

Contract assets and contract liabilities arise when the timing of revenue recognition differs from the timing of invoicing.

Practical Expedients

The Company applies the practical expedient in the revenue standard and does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less or for contracts where revenue is recognized in the amount the Company has the right to invoice.

4. NET INVESTMENT IN SALES-TYPE LEASES

The Company is a deployer of robotic equipment under multi-year sales-type leases. Each sales-type lease grants the customer the right to use a specified robotic unit for a stated term, generally 36 months, in exchange for monthly fixed contract payments. At inception of each contract the Company evaluates the contract against the lessor classification criteria to determine classification. As of December 31, 2025 the Company had multiple sales-type leases outstanding, all of which were classified as sales-type leases.

The Company evaluated each sales-type lease against the lease classification criteria under ASC 842-10-25-2. Management concluded that the arrangements qualified as sales-type leases because each lease grants the lessee a purchase option, exercisable at the end of the term for a nominal amount, that the lessee is reasonably certain to exercise. The Company determined that the criterion in ASC 842-10-25-2(b) was met for all sales-type leases outstanding at December 31, 2025.

Components of Net Investment in Sales-Type Leases

The Company presents net investment in sales-type leases on the face of the balance sheets net of unearned finance income, bifurcated between current and non-current portions. The components of the net investment in sales-type leases at December 31, 2025 and 2024 were as follows:

	December 31,
	2025	2024

Net Investment in Sales-Type Leases — gross undiscounted future minimum payments	$2,308,228	$-
Unguaranteed residual asset	-	-
Less: unearned finance income	(223,053)	-
Net investment in sales-type leases	$2,085,175	$-
Of which, current portion	$824,841	$-
Of which, non-current portion	$1,260,334	$-

Unearned finance income represents the difference between the undiscounted future contractual payments and the net investment in the sales-type leases. The Company presents net investment in sales-type leases net of unearned finance income on the balance sheets in accordance with ASC 842 lessor accounting guidance. Accordingly, unearned finance income is not separately presented as a liability.

MBody AI Corp, Inc.

Notes to Financial Statements

4. NET INVESTMENT IN SALES-TYPE LEASES (continued)

Maturities of Net Investments in Sales-Type Leases

Maturities of the Company’s undiscounted future minimum contract payments to be received under the sales-type leases as of December 31, 2025, with reconciliation to the net investment, are as follows:

Year Ending December 31,	Amount
2026	$956,071
2027	824,079
2028	496,579
2029	18,000
2030	13,500
Thereafter	-
Total undiscounted future minimum contract payments	$2,308,228
Less: unearned finance income	(223,053)
Net investment in sales-type leases	$2,085,175

Components of Lease Income

Under sales-type lease accounting, the Company recognizes selling profit at contract commencement because control of the underlying robotic equipment is considered transferred to the customer at lease commencement in accordance with ASC 842 lessor accounting guidance. The selling profit recognized represents the excess of the net investment in the sales-type lease over the carrying amount of the underlying robotic equipment derecognized at commencement. Subsequent cash receipts are allocated between reduction of the net investment and recognition of finance income using the effective-interest method over the contract term.

Lease income recognized for the year ended December 31, 2025 and the period from October 7, 2024 to December 31, 2024 consisted of the following:

	December 31,
	2025	2024

Selling profit recognized at contract commencement (the lessor accounting standard)	$1,163,727	$-
Interest income on net investment in sales-type leases	65,542	-
Total contract income	$1,229,269	$-

Significant Judgments and Assumptions

Significant judgments are required in measuring the net investment in sales-type leases and determining sales-type classification. The Company measures the net investment in each contract as the present value of future contractual payments using the rate implicit in the contract when readily determinable. The implicit rate is derived based on the fair value of the underlying robotic equipment, estimated residual values, expected contractual cash flows, and the carrying value of the underlying equipment at contract commencement.

Where the implicit rate is not readily determinable, the Company utilizes an estimated incremental borrowing rate based on market borrowing rates for similar financing arrangements. The weighted-average discount rate utilized for contracts outstanding at December 31, 2025 approximated 8.0% per annum.

The Company does not assume significant unguaranteed residual values at contract commencement. Management also evaluates the estimated economic life of the underlying robotic equipment, expected customer usage patterns, and collectability assumptions in determining the appropriate accounting treatment and measurement of the net investment in sales-type leases.

MBody AI Corp, Inc.

Notes to Financial Statements

4. NET INVESTMENT IN SALES-TYPE LEASES (continued)

The Company’s sales-type leases are only cancellable with significant penalties and contain no options for the lessee to unilaterally extend or terminate the lease. Each lease grants the lessee an option to purchase the underlying robotic equipment at the end of the 36-month term for a nominal amount, which the lessee is reasonably certain to exercise. Each contract is a lease because it conveys the right to control the use of an identified, serialized robotic unit at the customer’s premises for the contract term. The Company assumes no unguaranteed residual value at commencement because the equipment is expected to transfer to the lessee on exercise of the purchase option.

The fair value of the underlying robotic system at lease commencement is determined using a reproduction-cost-new approach, as the integrated systems are specialized and have no observable market price. The build-up comprises the procured cost of the hardware and peripherals; the allocated cost of the embedded control, navigation and proprietary AI and analytics software; and integration, deployment, calibration and testing. Significant assumptions include the market-participant developer’s-profit and entrepreneurial-incentive rates applied in the build-up and the per-unit allocation of capitalized software and AI development costs. The estimated useful life of the robotic systems is three to five years.

For the FY2025 contracts, the bundled software platform access, AI analytics, monitoring and deployment activities are not separately identifiable from the lease component: the customer’s principal economic interest is the use of the integrated system, the embedded software and AI have no standalone utility apart from the equipment and are provided together with a significant integration service, and deployment is a fulfillment activity. Accordingly, the entire consideration is attributed to the lease component. This conclusion is specific to the FY2025 contract form and will be re-evaluated for new contract forms, including any standalone software-as-a-service arrangements.

5. INVENTORIES

At December 31, 2024, inventory of $75,934 consisted of robotic units held for deployment under future sales-type leases. During the year ended December 31, 2025, the underlying robotic equipment was derecognized upon commencement of sales-type leases and included in the determination of net investment in sales-type leases. Accordingly, the Company had no inventory on hand at December 31, 2025.

6. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following at December 31, 2025 and 2024:

	December 31,
	2025	2024

Robotic equipment, at cost	$599,582	$-
Vehicles, at cost	15,500	-
Total property and equipment, gross	$615,082	$-
Less: accumulated depreciation	(69,097)	$-
Property and equipment, net	$545,985	$-

Depreciation expense recognized for the year ended December 31, 2025 was $69,097. Depreciation expense for the period from October 7, 2024 to December 31, 2024 was $0.

The Company has no right-of-use assets recorded as a lessee. The Company’s office and corporate accommodations are leased on a month-to-month basis and qualify for the short-term lease practical expedient (the short-term lease practical expedient) and are accordingly expensed as incurred. No impairment indicators were identified at December 31, 2025; no impairment loss has been recorded.

MBody AI Corp, Inc.

Notes to Financial Statements

7. LOANS PAYABLE

Loans payable consisted of the following at December 31, 2025 and 2024:

Loans from Shareholders — Non-Interest-Bearing

At December 31, 2025 the Company had $16,000 of non-interest-bearing loans outstanding from two of its shareholders (Seven North Capital $5,000 and Anup Sharma $11,000). All shareholder loans are due upon demand and bear no interest, consistent with the disclosure in the audited financial statements for the period ended June 30, 2025.

	December 31,
	2025	2024

Seven North Capital	$5,000	$182,202
Anup Sharma	11,000	1,000
Total non-interest-bearing shareholder loans	$16,000	$183,202

Loan from Apollo

On September 10, 2025 the Company received an advance of $400,000 from Apollo Technology Capital pursuant to a written promissory grid note. The loan bears interest at 10% per annum and is classified as current, as the note matured on December 9, 2025 pursuant to the terms of the promissory note. Accrued interest of $12,384 was recognized for the year ended December 31, 2025 and is included in accounts payable and accrued expenses. Apollo is a related party of the Company under the related party disclosures. The loan and the related accrued interest are accordingly also disclosed in Note 11 (Related Party Transactions).

Apollo is a related party of the Company because a director and shareholder of the Company is also an officer, director and shareholder of Apollo.

Effective December 10, 2025, the Company and Apollo amended the promissory note; Apollo waived the Company’s failure to pay the amount due at the original maturity and extended the maturity date to May 17, 2026. The loan was therefore in good standing at December 31, 2025 and is classified as current. The note is secured by a first-priority security interest in substantially all of the Company’s personal property.

	December 31,
	2025	2024

Loan from Apollo Technology Capitalprincipal	$400,000	$-
Accrued interest payable	12,384	-
Total Apollo obligation	$412,384	$-

8. INCOME TAXES

The Company is a Nevada C corporation subject to U.S. federal income tax. The State of Nevada does not impose a corporate income tax. Nevada imposes a Commerce Tax under Nevada Revised Statutes Chapter 363C on Nevada gross revenue exceeding $4,000,000; the Company’s Nevada gross revenue did not exceed this threshold for the year ended December 31, 2025. The Company has evaluated nexus in jurisdictions outside Nevada based on the location of its customers, employees, and physical assets, and has concluded that no other state or local jurisdiction imposes income tax on the Company for the year ended December 31, 2025 above any applicable de minimis threshold.

MBody AI Corp, Inc.

Notes to Financial Statements

8. INCOME TAXES (continued)

Components of Income (Loss) Before Income Taxes

All income before income taxes for the periods presented was generated in the United States. There were no foreign components.

Components of Income Tax Provision

The components of the income tax provision (benefit) for the year ended December 31, 2025 and the period from October 7, 2024 to December 31, 2024 were as follows:

	December 31,
	2025	2024
Current:
Federal	$-	$290
State (Nevada – no corporate income tax)	-	-
Total current tax	$-	$290

Deferred:
Federal — origination of net deferred tax liability	$43,626	$-
State	-	-
Total deferred tax	$43,626	$-

Total income tax provision	$43,626	$290

Effective Tax Rate Reconciliation

A reconciliation of the U.S. statutory federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2025 is as follows:

Year Ended December 31, 2025	Amount	Rate

Federal tax at statutory rate (IRC §11(b))	$115,810	21.00%
Effect of 40% bonus depreciation election (Notice 2026-11)	(54,562)	(9.89)%
Effect of operating-a tax characterization on sales-type leases	(17,622)	(3.20)%
State income taxes (Nevada — no corporate income tax)	-	0.00%
Permanent differences	-	0.00%
Total income tax provision (deferred only)	$43,626	7.91%

The effective tax rate reconciliation reconciles the federal statutory rate of 21% applied to pre-tax book income of $551,477 ($115,810) to the recorded income tax provision of $43,626 (effective rate 7.91%). The reconciling differences of $72,184 arise principally from the 40% bonus depreciation election under IRC §168(k)(6)(A) per Notice 2026-11 ($54,562) and from the operating-lease tax characterization of sales-type leases ($17,622), each of which generates current-period taxable timing differences (deferred tax liabilities) but does not affect current-period current tax payable.

MBody AI Corp, Inc.

Notes to Financial Statements

8. INCOME TAXES (continued)

Components of Net Deferred Tax Assets and Liabilities

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2025 were as follows:

	December 31,
	2025	2024
Deferred tax assets:
Unearned finance income (timing difference)	$44,586	$-
Accrued interest (cash-basis tax treatment)	2,601	-
Net operating loss carryforward — $1,317,110 × 21%	276,593	-
Total deferred tax assets, gross	323,780	-
Less: valuation allowance	-	-
Net deferred tax assets	$323,780	$-

Deferred tax liabilities:
Net investment in sales-type leases vs. underlying equipment tax NBV	(315,246)	-
Property and equipment (book SL vs. tax MACRS)	(52,160)	-
Total deferred tax liabilities	$(367,406)	$-

Net deferred tax liability	$(43,626)	$-

Valuation Allowance Assessment

In assessing whether a valuation allowance is required against deferred tax assets, the Company considers the four sources of taxable income identified by U.S. GAAP for income taxes: (1) future reversals of existing taxable temporary differences; (2) future taxable income exclusive of reversing temporary differences and carryforwards; (3) taxable income in prior carryback years (limited applicability post-Tax Cuts and Jobs Act); and (4) tax planning strategies. The Company weighs all available positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Operating Loss Carry forwards

The Company has approximately $1,317,110 of federal net operating loss carryforwards generated in the year ended December 31, 2025 available to offset future taxable income, subject to the 80% limitation under Section 172(a)(2) for net operating losses arising in tax years beginning after December 31, 2017. Such carryforwards have an indefinite life and are not subject to expiration.

The proposed merger with Check-Cap Ltd. will trigger an ownership change as defined in Internal Revenue Code Section 382, which will impose an annual limitation on the Company’s ability to utilize its pre-change net operating loss carryforwards. The amount of the Section 382 limitation will be determined on the closing date of the merger based on the value of the Company immediately before the ownership change multiplied by the long-term tax-exempt rate then in effect.

9. STOCKHOLDERS’ EQUITY

Authorized Shares

The Company’s Articles of Incorporation, as filed with the Nevada Secretary of State on October 7, 2024 (under the Company’s prior name Rline AI Inc.), authorize the issuance of 200,000,000 shares of common stock at par value of $0.00001 per share. The Company has not authorized any shares of preferred stock.

MBody AI Corp, Inc.

Notes to Financial Statements

9. STOCKHOLDERS’ EQUITY (continued)

Issued and Outstanding

Common stock activity for the year ended December 31, 2025 and the period from October 7, 2024 to December 31, 2024 is summarized below:

Description	Shares	Cash Consideration

Shares issued at formation (October 7, 2024)	35,900,000	$359
Shares issued January 1, 2025 to December 31, 2025	117,466,667	$2,079,086
Shares outstanding at December 31, 2025	153,366,667

The Company has no stock options, warrants, restricted stock units, convertible notes, or other potentially dilutive securities outstanding at December 31, 2025 or December 31, 2024. The 2024 audited financial statements reported no such instruments.

10. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. As the Company has no outstanding stock options, warrants, convertible securities, or other potentially dilutive equity instruments, basic and diluted earnings per share are equivalent for the periods presented.

●	Net income for EPS computation: $507,851 (2025); $1,089 (2024 stub period).

●	Weighted-average common shares outstanding (basic and diluted): 150,346,911 (2025); 35,900,000 (2024 stub period).

●	Earnings per share — basic and diluted: $0.0034 (2025); $0.0000 (2024 stub period).

11. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions and balances during the periods presented, in accordance with U.S. GAAP for related party disclosures.

Loans from Shareholders

Two shareholders, Seven North Capital and Anup Sharma, have advanced funds to the Company. The aggregate balance outstanding at December 31, 2025 was $16,000 (December 31, 2024: $183,202). All shareholder loans are due upon demand and bear no interest, consistent with the audited financial statements for the period ended June 30, 2025. Because each lender is a shareholder of the Company, the loans are disclosed under U.S. GAAP for related party disclosures.

Loan from Apollo

At December 31, 2025 the Company had a $400,000 loan outstanding from Apollo, with $12,384 of accrued interest at a stated rate of 10% per annum. Apollo is a related party of the Company under the related party disclosures standard. The loan is also disclosed in Note 7 (Loans Payable).

Apollo is a related party of the Company because a director and shareholder of the Company is also an officer, director and shareholder of Apollo.

12. COMMITMENTS AND CONTINGENCIES

Corporate Leases

The Company leases office space, storage and staff accommodations on a month-to-month basis at a rate of less than $5,000 per month. Because the lease term does not exceed 12 months, the Company has elected the short-term lease practical expedient and recognizes the lease payments as expense on a straight-line basis without recognition of a right-of-use asset or lease liability. This treatment is consistent with the disclosure in the financial statements for the six months ended June 30, 2025.

MBody AI Corp, Inc.

Notes to Financial Statements

12. COMMITMENTS AND CONTINGENCIES (continued)

Litigation

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. As of the date of issuance of these financial statements, management is not aware of any pending or threatened litigation that would have a material adverse effect on the Company’s financial position, results of operations or cash flows. This is consistent with the disclosure in the financial statements for the six months ended June 30, 2025.

Based on inquiry of management and the Company’s general counsel, there are no pending or threatened legal proceedings against the Company at December 31, 2025 that, individually or in the aggregate, would require accrual or disclosure under U.S. GAAP for contingencies.

13. GOING CONCERN

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are available to be issued.

In conducting this evaluation, management considered the Company’s cash position at year-end in conjunction with net cash used in operating activities for the year. Management also considered the Company’s historical reliance on equity issuances and shareholder loans for working capital.

Management’s plans to address operating cash needs over the look-forward period include (i) closing of the proposed merger with Check-Cap Ltd.; (ii) continued availability of demand-due shareholder loans consistent with the Company’s historical practice; and (iii) active monitoring of operating cash flow with the ability to defer non-essential expenditures if required.

Based on the foregoing, management has concluded that the conditions and events described above, considered in the aggregate, do not raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are available to be issued. If the proposed merger does not close within the expected timeframe, management’s evaluation of going concern would be reassessed at that time and additional plans developed and disclosed as appropriate.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued, in accordance with U.S. GAAP for subsequent events.

Pending Merger with Check-Cap Ltd.

On September 12, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Check-Cap Ltd. (“Check-Cap”), a publicly traded company organized under the laws of Israel and listed on the Nasdaq Capital Market under ticker symbol “MBAI”. Under the Merger Agreement, the Company will become a wholly owned subsidiary of Check-Cap, with the existing stockholders of the Company collectively owning approximately 10% of the combined company’s outstanding shares immediately after the merger. For accounting purposes, MBody AI Corp. is the accounting acquirer. Check-Cap shareholders approved the Merger Agreement in November 2025. MBody AI Corp. shareholders approved the Merger Agreement in September 2025.

The closing conditions set forth in the Merger Agreement have been substantially satisfied or waived pursuant to the terms of the Merger Agreement as of the date hereof. Pending the approval of the initial listing application submitted to Nasdaq in connection with the Merger, Check-Cap and MBody AI expect the Merger to consummate in the second half of 2026, however, there can be no assurance that Nasdaq will approve the initial listing application within this time frame or at all.

The execution of the Merger Agreement on September 12, 2025 and the approval of the Merger Agreement by MBody AI Corp shareholders and Check-Cap shareholders in September and November 2025, respectively, occurred within the year ended December 31, 2025 and are accordingly described in Note 1 and in this Note 14 for completeness; neither event constitutes a subsequent event under U.S. GAAP for subsequent events. As of the date these financial statements were available to be issued, the merger had not closed; closing is expected to occur in the second half of 2026, although there can be no assurance that the merger will be consummated. Accordingly, these financial statements are presented on a standalone basis and have not been adjusted to reflect the merger or the post-close combined entity. The merger will be reflected in the Company’s financial statements in the period in which it is consummated; if the merger is not consummated, no merger-related adjustments will be required.

Repayment of Apollo loan. On May 26, 2026, the Company repaid the Apollo loan in full, including all accrued interest and default interest.